EXHIBIT 1.A.(13)(ss)

                                  ENDORSEMENTS

                      (Only we can endorse this contract.)

                               ALTERATION OF TEXT

The provisions of this policy entitled "Loan Value", "Interest Charge" and "Effect of a Loan" are replaced at issue by the following:

LOAN VALUE.--During the first contract year the loan value is zero. After the first contract year, it is 90% of the sum of the net cash value and any existing contract debt.

If the difference between the loan value and any existing contract debt is $500 or more, you may borrow any amount from $500 up to that difference. If the difference is less than $500, you may not borrow any amount unless it is to pay premiums on this contract.

Example 1: Suppose the net cash value is $8,000. You borrowed $1,500 a few months ago. Suppose also that now there is interest of $40 charged but not yet due. The contract debt is now $1,540, which is made up of the $1,500 loan and the $40 interest.

Example 2: Suppose, in example 1, you want to borrow all that you can. The loan value is $8,586; to compute it we add the net cash value ($8,000) to the contract debt ($1,540) and take 90% of the sum. We will lend you $7,046 which is the difference between the $8,586 loan value and the $1,540 contract debt. This will increase the contract debt to $8,586. We will add the new amount borrowed to the existing loan and will charge interest on it, too.

There are three exceptions to the above definition of loan value. The first is that in the days of grace of a premium in default, the loan value is what it was on the due date of that premium, plus 90% of the excess investment return since that date. The second is that if the contract is in force as reduced paid-up insurance we use anniversaries and not premium due dates to find the loan value since there are no more of those due dates. The third is that if the contract is in force as reduced paid-up insurance, the loan value is the amount that would grow with interest to equal the net single premium on the next anniversary.

INTEREST CHARGE.--We will charge interest daily on any loan. Interest is due on each contract anniversary, or when the loan is paid back if that comes first. If interest is not paid when due, it will become part of the loan. Then we will start to charge interest on it, too.

The loan interest rate is the annual rate we set from time to time. The rate will never be greater than is permitted by law. It will change only on a contract anniversary.

Before the start of each contract year, we will determine the loan interest rate we can charge for that contract year.

To do this, we will first find the rate that is the greater of (1) The Published Monthly Average (which we describe below) for the calendar month ending two months before the calendar month of the contract anniversary; and (2) the assumed rate of return for this contract, pIus 1%.

If that greater rate is at least 1/2% more than the loan interest rate we had set for the current contract year, we have the right to increase the loan interest rate by at least 1/2%, up to that greater rate. If it is at least 1/2% less, we will decrease the loan interest rate to be no more than the greater rate. We will not change the loan interest rate by less than 1/2%.

When you make a loan we will tell you the initial interest rate for the loan. We will send you a notice if there is to be an increase in the rate.

The Published Monthly Average means:

1. Moody's Corporate Bond Yield Average-Monthly Average Corporates, as published by Moody's Investors Service, Inc. or any successor to that service; or

2. If that average is no longer published, a substantially similar average, established by the insurance regulator where this contract is delivered.

Example 3: Suppose the contract date is in 1987. Six months before the anniversary in 1996 you borrow $1,000 out of a $4,000 loan value. Assume we charge 8% a year. Three months later, but still three months before the anniversary, we will have charged about $20 interest. This amount will be a few cents more or less than $20 since some months have more days than others. The interest will not be due until the anniversary unless the loan is paid back sooner. The loan will still be $1,000. The contract debt will be $1,020, since contract debt includes interest charged but not yet due. On the anniversary in 1996 we will have charged about $40 interest. The interest will then be due.

Example 4: Suppose the $40 interest in example 3 is paid on the anniversary. The loan and contract debt will each become $1,000 right after the payment.

Example 5: Suppose the $40 interest in example 3 is not paid on the anniversary. The interest will become part of the loan, and we will begin to charge interest on it, too. The loan and contract debt will each become $1,040.

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                         ALTERATION OF TEXT (Continued)

EFFECT OF A LOAN.--When you take a loan, we will reduce the investment base by the amount you borrow. We will also reduce the investment base by interest that becomes part of the loan because it is not paid when due. When you repay part or all of a loan we will increase the investment base by the amount you repay. We will not increase the investment base by interest that is paid before we make it part of the loan. We will allocate loans and repayments among the subaccounts in proportion to the investment base in each subaccount as of the date of the loan or repayment. Only the amount of the investment base will reflect the investment results of the subaccounts. The amount of the loan will be credited with a rate which is 1% less than the loan interest rate for the contract year. Since the amount you borrow is removed from the investment base, a loan will have a permanent effect on the death benefit and net cash value of this contract. The longer the loan is outstanding, the greater this effect is likely to be.

Example 6. Suppose the contract's investment base is $15,000 and that $10,000 is in subaccount A and $5,000 is in subaccount B. If you make a $9,000 loan we will reduce the amount in subaccount A by $6,000 and the amount in subaccount B by $3,000.

Suppose that sometime later, when the investment base in each of the two subaccounts is the same, you choose to repay the $9,000 loan. We will add $4,500 to the amount in each subaccount.



                      RIDER ATTACHED TO AND MADE A PART OF THIS CONTRACT ON THE CONTRACT DATE

                      Pruco Life Insurance Company of New Jersey,

                      By  SPECIMEN
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                          Secretary

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PLIY 43-84                                                    Printed in U.S.A.
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